Exhibit 99.7

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8, Registration Statement No. 333-230782 on Form F-10 and Registration Statementon No. 333-194702 Form F-3 and to the use of our reports dated March 11, 2020 relating to the financial statements of Wheaton Precious Metals Corp. (“Wheaton”) and the effectiveness of Wheaton’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2019.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2020